Exhibit 99.8

TOWER ONE FORMS ARGENTINA SUBSIDIARY

VANCOUVER, BC, Canada – February 9, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (the “Company”) announces that it has formed a 100% owned subsidiary in Argentina. The company also announces that it has taken assignment of all the assets, trade secrets and receivables of Rojo Resources (RJ:tsxv), which had previously contemplated a change of business to focus on Argentina’s burgeoning telecom sector. This is of particular interest as for the most part Argentina is serviced by the same wireless providers as Colombia and many other countries of Latin America.

About Argentina Telecom

Although Argentina has one of the more advanced telecom infrastructures in Latin America, significant investment is still required in the coming years to update service in rural areas. The government has embarked on a progressive, large-scale National Broadband Plan, which contemplates over 10,000 new cell sites over the next three years. After the election in December 2015, Argentina’s President, a former businessman, promised to bring in reforms to entice international investments in infrastructure. Minister of Communications Oscar Aguad said in September that the new regulatory reforms could lead to US$20billion in telecom infrastructure investments over the next four years.

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experience strong usage growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

We seek Safe Harbor.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.